SHEARMAN & STERLING LLP

FAX: 212-848-7179
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599 LEXINGT[redacted]
NEW YORK, N.Y[redacted]
212 848-

04054165

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

(212) 848-7205

December 30, 2004

SUPPL

BY HAND

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

RECD S.E.C.
DEC 3 0 2004
1086

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the Interim Financial Statements for the quarter and nine-month periods ended September 30, 2004 and Independent Accountants' Review Report, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

Ana Silva/ne

Ana Claudia Silva
Associate

dlw 1/7

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telefônica Data Brasil Holding S.A. and Subsidiary

Interim Financial Statements for the Quarter and nine-month Periods Ended September 30, 2004 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Telefônica Data Brasil Holding S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Telefônica Data Brasil Holding S.A. and subsidiary (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of operations for the quarter and nine-month periods then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously reviewed the Company and consolidated balance sheets as of June 30, 2004, presented for comparative purposes, and our special review report thereon, dated July 23, 2004, contained no comments. The Company and consolidated statements of operations for the quarter and nine-month periods ended September 30, 2003, presented for comparative purposes, were reviewed by us, and our special review report thereon, dated October 24, 2003, contained comment on the recovery of assets related to tax credits and goodwill on acquisition of investment, which were based on projections of business plans approved by the Company's management.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 29, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	September 30, 2004 (Unaudited)	June 30, 2004 (Unaudited	September 30, 2004 (Unaudited)	June 30, 2004 (Unaudited
CURRENT ASSETS	-	-	153,179	122,372
Cash and cash equivalents	-	-	22,917	14,548
Trade accounts receivable, net	-	-	94,256	85,762
Deferred and recoverable taxes	-	-	14,584	15,165
Inventories	-	-	3,547	2,739
Temporary gains on derivative transactions	-	-	-	607
Prepaid expenses	-	-	1,194	1,273
Other	-	-	1,869	2,278
Receivables from related parties	-	-	14,812	-
LONG-TERM ASSETS	10,834	13,900	224,976	224,772
Deferred and recoverable taxes	-	-	223,036	221,923
Receivables from related parties	10,834	13,900	1,940	2,849
PERMANENT ASSETS	582,022	586,356	561,290	564,569
Investments	582,022	586,356	298,337	299,153
Property, plant and equipment, net	-	-	262,358	264,699
Deferred charges	-	-	595	717
TOTAL ASSETS	592,856	600,256	939,445	911,713

	Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	September 30, 2004 (Unaudited)	June 30, 2004 (Unaudited)	September 30, 2004 (Unaudited)	June 30, 2004 (Unaudited)
CURRENT LIABILITIES	643	3,426	346,299	304,975
Loans and financing	-	-	205,139	205,525
Trade accounts payable	211	91	48,911	52,516
Taxes payable	-	-	15,653	12,820
Payroll and related charges	-	-	24,990	23,056
Related parties	432	3,335	25,765	8,402
Temporary losses on derivative transactions	-	-	23,201	-
Other	-	-	2,640	2,656
LONG-TERM LIABILITIES	-	-	933	9,908
Loans and financing	-	-	-	9,088
Reserve for contingencies	-	-	663	637
Other	-	-	270	183
SHAREHOLDERS' EQUITY	592,213	596,830	592,213	596,830
Capital	702,879	702,879	702,879	702,879
Accumulated deficit	(110,666)	(106,049)	(110,666)	(106,049)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	592,856	600,256	939,445	911,713

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated	
	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)
GROSS OPERATING REVENUE	-	-	538,953	500,522
Revenue deductions	-	-	(100,107)	(109,989)
NET OPERATING REVENUE	-	-	438,846	390,533
Cost of services provided	-	-	(327,613)	(310,054)
GROSS PROFIT	-	-	111,233	80,479
OPERATING EXPENSES	(15,474)	(30,178)	(106,792)	(97,567)
Selling	-	-	(52,150)	(39,321)
General and administrative	(1,109)	(862)	(49,367)	(53,011)
Equity pick-up	(11,947)	(28,948)	-	-
Other, net	(2,418)	(368)	(5,275)	(5,235)
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	(15,474)	(30,178)	4	(17,088)
Financial expenses, net	-	-	(26,034)	(30,626)
LOSS FROM OPERATIONS	(15,474)	(30,178)	(21,593)	(47,714)
Nonoperating income (loss), net	-	-	(4)	1,483
LOSS BEFORE TAXES	(15,474)	(30,178)	(21,597)	(46,231)
Income and social contribution taxes credits	-	-	6,109	14,929
NET LOSS	(15,474)	(30,178)	(15,488)	(31,302)
NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	1,071,153,386	1,071,153,386		
LOSS PER THOUSAND SHARES - R$	(0.00001)	(0.00001)		

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF OPERATIONS
FOR THE QUARTERS ENDED SEPTEMBER 30, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated	
	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)
GROSS OPERATING REVENUE	-	-	189,130	195,215
Revenue deductions	-	-	(34,905)	(43,290)
NET OPERATING REVENUE	-	-	154,225	151,925
Cost of services provided	-	-	(115,236)	(116,237)
GROSS PROFIT	-	-	38,989	35,688
OPERATING EXPENSES	(4,617)	(5,879)	(35,665)	(35,106)
Selling	-	-	(20,796)	(12,108)
General and administrative	(282)	(231)	(13,092)	(21,562)
Equity pick-up	(3,519)	(5,526)	-	-
Other, net	(816)	(122)	(1,777)	(1,436)
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	(4,617)	(5,879)	3.324	582
Financial expenses, net	-	-	(8,947)	(9,303)
LOSS FROM OPERATIONS	(4,617)	(5,879)	(5,623)	(8,721)
Nonoperating income (loss), net	-	-	(788)	40
LOSS BEFORE TAXES	(4,617)	(5,879)	(6,411)	(8,681)
Income and social contribution taxes credits	-	-	1,794	2,802
NET LOSS	(4,617)	(5,879)	(4,617)	(5,879)
NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	1,071,153,386	1,071,153,386		
LOSS PER THOUSAND SHARES - R$	0.00000	(0.00001)		

The accompanying notes are an integral part of these interim financial statements.

1. OPERATIONS AND BACKGROUND

Telefônica Data Brasil Holding S.A. was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary, approved at an Extraordinary Shareholders' Meeting on the same date.

As a publicly-traded company the Company is registered with the Brazilian Securities Commission (CVM) and its shares are traded on the São Paulo Stock Exchange. It is also registered with the Securities and Exchange Commission (SEC), in the USA, and its Level I American Depositary Shares are traded on the New York Stock Exchange (NYSE).

On December 11, 2002, the subsidiary Telefônica Empresas S.A. sold the assets and customer contracts related to the Switched IP and Speedy Link services to Telesp. Since Telesp at the time depended on obtaining a license from the National Telecommunications Agency (ANATEL) to perform these services for customers, Telefônica Empresas S.A. leased said equipment and continued providing the services in 2003. In January 2004, after obtaining the aforementioned license, Telesp assumed the services.

The Company's principal activities are:

- Controlling a subsidiary that operates packet-switched service networks, as well as providing other services related to telecommunications activities.
- Promoting, through subsidiaries or affiliates, the expansion and implementation of packet-switched service networks and other related services in its authorized area.
- Promoting, performing or directing the obtaining, from internal and external sources, of funds to be used by the Company or its subsidiary.
- Effecting or promoting the import of assets and services for the subsidiary, performing other similar or related activities, and holding interests in the capital of other companies.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The Company is individual and consolidated interim financial statements have been prepared in accordance with Brazilian accounting practices, and standards established by the Brazilian Securities Commission (CVM).

The consolidated interim financial statements include the balances and transactions of the wholly-owned subsidiary Telefônica Empresas S.A., in accordance with standards established by CVM.

In consolidation, all intercompany balances and transactions have been eliminated. The subsidiary's accounting practices are consistent with those of the Company.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements as of September 30, 2004 have been prepared in accordance with principles, practices and criteria consistent with those used to prepare the financial statements of the preceding fiscal year, and should be analyzed together with those financial statements.

4. CASH AND CASH EQUIVALENTS

	Consolidated	
	September 30, 2004	June 30, 2004
Cash and banks	6,794	10,942
Temporary cash investments	16,123	3,606
Total	22,917	14,548

Temporary cash investments are comprised of highly liquid investments.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated	
	September 30, 2004	June 30, 2004
Billed amounts	75,549	80,834
Unbilled amounts	40,684	31,409
	116,233	112,243
Allowance for doubtful accounts	(21,977)	(26,481)
Net	94,256	85,762
Current	68,119	61,666
Past due - 1 to 30 days	14,200	10,706
Past due - 31 to 60 days	4,128	2,927
Past due - 61 to 90 days	2,042	2,609
Past due - 91 to 120 days	2,924	1,665
Past due - more than 120 days	24,820	32,670
Total	116,233	112,243

6. DEFERRED AND RECOVERABLE TAXES

	Consolidated	
	September 30, 2004	June 30, 2004
Recoverable taxes:		
Income and social contribution taxes	834	2,418
ICMS (State VAT)	19,146	18,791
Other	2,189	2,261
Total	22,169	23,470
Deferred taxes:		
Income tax on temporary differences	13,769	15,371
Social contribution tax on temporary differences	4,996	5,534
Income tax losses	31,536	28,306
Social contribution tax losses	11,461	10,298
Tax credit from merger	153,689	154,109
Total	215,451	213,618
Total	237,620	237,088
Current	14,584	15,165
Noncurrent	223,036	221,923

The consolidated balances of income tax losses (R$31,536) and social contribution tax losses (R$11,461) refer to the subsidiary Telefônica Empresas S.A. and were calculated on accumulated tax losses of R$126,144 and R$127,344, respectively, as of the balance sheet date. Prevailing tax law allows for tax losses to be offset against future taxable income up to a limit of 30% of annual taxable income. The Company's management expects to recover the tax credits as of September 30, 2004 as follows:

Year	Amount
2006	14,667
2007	27,262
2008	37,497
2009	43,591
2010	49,046
2011	43,388
	215,451

Income and social contribution taxes credits were recorded based on the provisions of CVM Instruction No. 371 of June 27, 2002, and a technical feasibility study of the generation of future taxable income, approved by Company management. Such study is based on estimates and is subject to future changes.

Merged tax credit

The corporate restructuring occurred in 2001 (note 9.b) was implemented in such a manner to prevent that the amortization of merged goodwill could adversely affect future income, both in the consolidated financial statements and in the statements of subsidiary Telefônica Empresas S.A.

The subsidiary's accounting records for corporate and tax purposes are found in specific (merged) goodwill and provision accounts and the corresponding amortization, reversal of the provision and realization of the tax credit for the nine-month period ended September 30 and June, 30 2004 are as follows:

	September 2004	June 2004
Goodwill	452,026	453,262
Provision	(298,337)	(299,153)
Net	153,689	154,109

	September 2004	September 2003
Goodwill amortization	(3,708)	(558)
Provision reversal	2,447	368
Tax credit	1,261	190
Effect on income	-	-

For the calculation of the merged tax credit, income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of reversal of the provision and of the corresponding tax credit, did not generate any effects on net loss.

For a fair presentation of the Company's financial position and results of operations, the net amount of R$153,689, which essentially represents the merged tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in long-term assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization and the provision reversal are recognized in accounting records as operating income and expenses and the corresponding realization of the subsidiary's merged tax credit is recorded together with the provision for income and social contribution tax in the statement of operations.

7. INVENTORIES

	Consolidated	
	September 30, 2004	June 30, 2004
Maintenance materials	1,062	1,064
Assets for sale	4,691	2,679
Allowance for reduction to realizable value	(2,206)	(1,004)
Total	3,547	2,739

8. OTHER ASSETS

	Consolidated	
	September 30, 2004	June 30, 2004
Receivables from related parties	14,812	-
Temporary gains on derivative transactions	-	607
Prepaid expenses	1,194	1,273
Advances to employees	1,818	2,233
Other	51	45
Total current	17,875	4,158

9. INVESTMENTS

a) Investment balance

	Company	
	September 2004	June 30, 2004
Telefônica Empresas S.A.	283,685	287,203
Goodwill on investment acquisition	298,337	299,153
Total	582,022	586,356

The ownership interest in the wholly-owned subsidiary Telefônica Empresas S.A. arises from the spun-off portion of the equity of Telesp, and includes the special goodwill reserve resulting from the corporate restructuring described below.

The principal data on the subsidiary are as follows:

	September 2004	June 30, 2004
Capital	235,235	235,235
Capital reserves (goodwill and donation)	156,341	156,341
Accumulated deficit	(107,891)	(104,373)
Subsidiary's net equity	283,685	287,203
Number of common shares without par value outstanding at the balance sheet date and held by the Company	241,526	241,526
Ownership percentage	100%	100%

	September 30,2004	September 30,2003
Subsidiary's loss recorded as equity pick-up by the Company	(11,961)	(30,072)
Donation received by the subsidiary and recognized as investment gain in the Company	14	1,124
Total	(11,947)	(28,948)

b) Merged goodwill

The corporate restructuring described in Note 1 generated goodwill of R$456,479 (R$452,026, net of amortization as of September 30, 2004), based upon the subsidiary's expected future profitability, to be amortized over the period established by prevailing tax legislation and regulation.

The merged goodwill was recorded against deferred charges and special goodwill reserve. The special goodwill reserve in Telefônica Empresas S.A. was set up in favor of the controlling shareholder in view of the future tax benefit to be earned. In the individual balance sheet, the aforementioned goodwill is classified as goodwill on investment acquisition, net of tax credit of R$153,689 (R$150,637 on the restructuring date). In the consolidated balance sheet, the tax credit is recorded in long-term assets, due to its nature (Note 6).

In accordance with the business plans prepared by management, this goodwill is recoverable in future transactions within ten years after the acquisition. Management is periodically conducting analyses regarding the recovery of goodwill in comparison to the results generated after the acquisition, based on the projection of expected future operating results. As of September 30, 2004, these studies indicated that no reserve is required for the amount recorded in the financial statements, and that no changes are required in the goodwill amortization criteria defined below:

Year	Amount
2004	1,236
2005	19,486
2006	35,781
2007	57,515
2008	86,900
2009	91,296
2010	91,296
2011	68,516
	452,026

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Consolidated						
		September 30, 2004			June 30, 2004		
	Annual depreciation rates - %	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Assets and installations in service		499,502	(260,706)	238,796	471,792	(239,163)	232,629
Switching and transmission equipment	20.0	267,049	(156,299)	110,750	254,020	(143,803)	110,217
Transmission equipment, aerial and underground cables, buildings, teleprinters, private automatic switching center, energy equipment and furniture	10.0 e 20.0	141,530	(58,525)	83,005	130,766	(52,466)	78,300
IT equipment	20.0	13,562	(7,138)	6,424	13,818	(7,577)	6,241
Buildings and underground cables	4.0	151	(20)	131	601	(72)	529
Vehicles	20.0	2,979	(923)	2,056	2,607	(783)	1,824
Leasehold improvements	20.0	24,570	(16,437)	8,133	24,387	(15,225)	9,162
Software	20.0	49,352	(21,065)	28,287	45,284	(18,941)	26,343
Other	12.5	309	(299)	10	309	(296)	13
Assets and construction in progress	-	23,562	-	23,562	32,070	-	32,070
Total		523,064	(260,706)	262,358	503,862	(239,163)	264,699
Average depreciation rate - %				19.61			19.59
Balance of fully depreciated assets				17,866			16,604

11. DEFERRED CHARGES

	Consolidated	
	September 2004	June 30, 2004
Preoperating expenses (a)	2,447	2,447
Accumulated amortization	(1,852)	(1,730)
Total	595	717

(a) Preoperating costs with amortization period of five years.

12. LOANS AND FINANCING

	Annual interest rate	Maturity	Consolidated September 30, 2004		
			Current	Long term	Total
Loans in foreign currency	(*)	Until 2005	195,377	-	195,377
Financing in local currency	103% of CDI	Until 2005	9,762	-	9,762
Total			205,139	-	205,139

	Annual interest rate	Maturity	Consolidated June 30, 2004		
			Current	Long term	Total
Loans in foreign currency	(*)	Until 2005	191,772	8,560	200,332
Financing in local currency	103% of CDI	Until 2005	13,753	528	14,281
Total			205,525	9,088	214,613

The foreign currency loans are composed as follows:

	Currency	(*) Annual interest rate	Consolidated September 30, 2004		
			Principal	Interest	Total balance
Resolution No. 2,770	USD	1.25% to 5.70%	108,801	2,280	111,081
Resolution No. 2,770	JPY	1.30% to 1.40%	84,003	293	84,296
			192,804	2,573	195,377

	Currency	(*) Annual interest rate	Consolidated June 30, 2004		
			Principal	Interest	Total balance
Resolution No. 2,770	USD	1.25% to 5.7%	148,167	1,626	149,793
Resolution No. 2,770	JPY	1.30% to 1.40%	50,330	209	50,539
Total			198,497	1,835	200,332

To reduce the risk of losses due to exchange rate fluctuations which would increase debt balance in foreign currency, the subsidiary has hedge (swap) operations as described in Note 26.

13. TAXES PAYABLE

	Consolidated	
	September 30, 2004	June 30, 2004
Indirect taxes:		
ICMS (State VAT)	10,702	8,809
PIS and COFINS (taxes on revenue)	4,275	3,328
Other	676	683
Total	15,653	12,820

14. PAYROLL AND RELATED CHARGES

	Consolidated	
	September 30, 2004	June 30, 2004
Salaries	2,629	2,560
Payroll charges	13,609	11,575
Benefits	512	436
Employee profit sharing	5,940	6,861
Sales bonus	2,300	1,624
Total	24,990	23,056

15. OTHER LIABILITIES

	Consolidated	
	September 30, 2004	June 30, 2004
Refund to customers	1,081	1,154
Withholdings	1,275	1,105
Other	554	580
Total	2,910	2,839
Current	2,640	2,656
Long term	270	183

16. RESERVE FOR CONTINGENCIES

The subsidiary Telefônica Empresas S.A. is a party to lawsuits involving tax and civil matters, arising from the normal course of its operations. Company management, based on the opinion of legal counsel, recognized a reserve for the lawsuits for which the chance of an unfavorable outcome was considered probable, in the amount of R$663 as of September 30, 2004 (R$637 as of June 30, 2004).

Shown below are the amounts involved and respective risks of unfavorable outcome:

	Risk of unfavorable outcome			
Nature	Probable	Possible	Remote	Total
Labor	662	5,494	348	6,504
Civil	1	351	1,185	1,537
Total	663	5,845	1,533	8,041

17. SHAREHOLDERS' EQUITY

a) Capital

As of September 30, 2004, subscribed and paid-up capital is R$702,879 (R$702,879 as of June 30, 2004), represented by shares without par value held as follows:

	September 30, 2004	June 30, 2004
Common shares	358,716,131,431	358,716,131,431
Preferred shares	712,437,254,531	712,437,254,531
Total outstanding shares	1,071,153,385,962	1,071,153,385,962
Net book value per thousand shares - R$	0,56	0,56

The Company is authorized to increase capital up to the limit of 1,500,000,000,000 shares, either common or preferred. The Board of Directors has the right to decide on capital increases and the consequent issuance of shares, within the authorized capital limit, with no obligation to maintain the proportion of each type of share, except that preferred shares, nonvoting or with restricted voting rights, cannot exceed 2/3 of the issued shares.

Each common share is entitled to one vote at the Shareholders' Meetings; preferred shares are nonvoting, except under the terms established in the bylaws and legislation, and have preference to: capital redemption, without premium, and dividends 10% higher than those attributed to common shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held; based on a decision of the Board of Directors, the preferential right can be excluded in cases provided for by the Company's bylaws.

18. GROSS OPERATING REVENUE

	Consolidated	
	September 30, 2004	September 30, 2003
Packet-switched data services	418,600	272,657
Speedy Link/Switched IP services (i)	3,470	145,341
Commissions (ii)	67,721	66,299
Solutions and other	49,162	16,225
Total	538,953	500,522

(i) In 2003, refers to revenues from Switched IP and Speedy Link services that were transferred to Telesp.

(ii) Refers to the commission on voice services provided by Telesp to customers of the subsidiary Telefônica Empresas S.A. (Note 24).

19. COST OF SERVICES PROVIDED

	Consolidated	
	September 30, 2004	September 30, 2003
Rentals (i)	(169,165)	(184,348)
Depreciation and amortization	(64,339)	(54,067)
Personnel	(27,473)	(25,676)
Outside services	(46,246)	(28,249)
Leasing	(11,755)	(16,443)
Other	(8,635)	(1,271)
Total	(327,613)	(310,054)

(i) Includes rent paid to Telesp for use of the network (Note 24).

20. OPERATING INCOME (EXPENSES)

a) Selling

	Consolidated	
	September 30, 2004	September 30, 2003
Personnel	(33,009)	(25,699)
Outside services	(15,039)	(10,695)
Allowance for doubtful accounts	(3,382)	(2,904)
Depreciation and amortization	(19)	(23)
Other	(701)	-
Total	(52,150)	(39,321)

b) General and administrative

	Company		Consolidated	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Outside services	(1,042)	(766)	(26,813)	(29,377)
Personnel	(57)	(93)	(11,627)	(13,021)
Depreciation and amortization	-	-	(3,342)	(3,415)
Rent, lease and other	(10)	(3)	(7,585)	(7,198)
Total	(1,109)	(862)	(49,367)	(53,011)

c) Other operating income (expenses), net

	Company		Consolidated	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Other operating income:				
Sale of inventory items	-	-	-	745
Reversal of reserves	29	-	285	718
Recovered expenses	-	-	487	327
Other	-	-	618	610
	29	-	1,390	2,400
Other operating expenses:				
Taxes (except IR and CSLL)	-	-	(3,999)	(6,389)
Cost of materials write-off	-	-	(22)	(480)
Amortization of goodwill	(2,447)	(368)	(2,447)	(368)
Other expenses	-	-	(197)	(398)
	(2,447)	(368)	(6,665)	(7,635)
Total	(2,418)	(368)	(5,275)	(5,235)

21. FINANCIAL EXPENSES, NET

	Consolidated	
	September 30,2004	September 30, 2003
Financial income		
Interest on temporary cash investments	509	2,562
Gains on derivative transactions	26,035	17,577
Monetary/Exchange variations on assets	7,363	33,381
Other	176	2,483
	34,083	56,003
Financial expenses		
Interest	(6,901)	(21,555)
Losses on derivative transactions	(48,513)	(54,266)
Monetary/Exchange variations on liabilities	(2,541)	(8,354)
Other	(2,162)	(2,454)
	(60,117)	(86,629)
Net	(26,034)	(30,626)

22. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

The table below shows a reconciliation of the recorded tax expense with the amount that resulted from applying the combined tax rate of 34% (25% for income tax and 9% for social contribution tax on income):

	Consolidated	
	September 30, 2004	September 30, 2003
Income before taxes	(21,597)	(46,231)
Social contribution tax:		
Social contribution tax expense	1,944	4,162
Permanent differences		
Nondeductible expenses	(9)	(23)
Goodwill amortization	(220)	(33)
Other	(97)	(79)
Social contribution tax expense in the statement of operations	1,618	4,027
Income tax:		
Income tax expense	5,399	11,558
Permanent differences:		
Nondeductible expenses	(22)	(67)
Donations	(4)	(281)
Goodwill amortization	(612)	(92)
Other	(270)	(216)
Income tax expense in the statement of operations	4,491	10,902
Total income and social contribution taxes	6,109	14,929

23. POST-RETIREMENT BENEFIT PLANS

The subsidiary Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas S.A. Benefit Plan, a defined contribution plan administered by Fundação Sistel de Seguridade Social - Sistel, which was approved by the Secretariat of Supplementary Social Security (Ministry of Social Security) on April 3, 2001.

The plan is funded by contributions made by the participants and the sponsor, credited to individual accounts. The subsidiary is responsible for funding all administrative expenses and plan maintenance, including risks related to death and disability of participants. The subsidiary's contributions to the Visão Telefônica Empresas Plan are the same as those of participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Until September 30, 2004, the subsidiary made contributions to the Visão Telefônica Empresas Plan in the amount of R$1,756 (R$1,591 until September 30, 2004).

Telefônica Empresas S.A. elected to record the effects of the actuarial calculations required by CVM Resolution No. 371, of December 13, 2000, directly in shareholders' equity as of December 31, 2001, net of the corresponding tax effects, in relation to benefits corresponding to risks of death and disability of participants. The Company recognized the impact on its subsidiary directly in shareholders' equity, as an offset to the investment account.

For the plan's actuarial valuation, the projected unit credit method was adopted; the plan's assets are determined as of November 30, 2003, as permitted by IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation No. 01/01, ratified by CVM through Circular No. 01/02.

24. RELATED-PARTY TRANSACTIONS

The principal intercompany balances arise from transactions with Group related companies, which were carried out under usual market conditions for these types of operations, as follows:

	Consolidated	
	September 30, 2004	June 30, 2004
ASSETS		
Current assets:		
Trade accounts receivable	21,459	11,743
Receivables from related parties	14,812	-
Long-term assets:		
Other assets	1,940	2,849
Total assets	38,211	14,592
LIABILITIES		
Current liabilities:		
Trade accounts payable	1,535	22,555
Other	25,765	8,402
Total liabilities	27,300	30,957

	September 30, 2004	September 30, 2003
STATEMENT OF OPERATIONS		
Revenues		
Data services	98,811	74,891
Commissions	59,891	66,299
	158,702	141,190
Operating costs and expenses		
Cost of services provided	(107,012)	(126,770)
Selling expenses	(5,037)	(6,120)
General and administrative expenses	(10,621)	(4,573)
Financial expenses, net	(49)	(1,761)
	(122,719)	(139,224)

- The balance of "Trade accounts receivable, net" in current assets refers mainly to data communication services receivable from Telecomunicações de São Paulo S.A. - Telesp, Telefonica International Whole Sale, Telesp Celular S.A. and Terra Networks Brasil S.A.

- The balance of "Trade accounts payable" refers mainly to network rent payable to Telecomunicações de São Paulo S.A. - Telesp, and management service provided Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

- The balance of "Gross operating revenue" refers mainly to data communication services provided by the subsidiary Telefônica Empresas S.A. to Telecomunicações de São Paulo S.A. - Telesp, Terra Networks Brasil S.A. and Telesp Celular, and commissions for management of customers that use voice transmission services billed by Telesp.

- The balance of "Cost of services provided" refers principally to rent for use of networks and infrastructure paid to Telecomunicações de São Paulo S.A. - Telesp, and rent of Internet links payable to Telefonica International Whole Sale.

- The balance of "Selling expenses" refers to Call Center services provided by Atento Brasil S.A.

- The balance of "General and administrative expenses" refers to administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and expenses on fixed telephony provided by Telecomunicações de São Paulo S.A. - Telesp.

25. INSURANCE

It is the policy of the Company and its subsidiary, as well as of the Telefônica Group, to obtain insurance coverage for all high-risk assets and liabilities of significant values, based on management's judgment, according to instructions of the Telefónica S.A. corporate program. The Company fully complies with the Brazilian Corporate Law for contracting insurance policies.

In the third quarter of 2004, insurance expenses were R$159 (R$196 in the third quarter of 2003).

The principal insurance coverages contracted by the Company are as follows:

Type	Insured amount
Operating risks (loss of profits)	US$200,372,000
Optional civil liability - vehicles	R$1,000

26. FINANCIAL INSTRUMENTS

Under the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary evaluated the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most adequate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The principal market risk factors that affect the Company's business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the subsidiary Telefônica Empresas S.A. may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this type of risk, management enters into hedge contracts (swaps) with financial institutions.

The subsidiary's indebtedness and the results of operations are significantly affected by the exchange rate market risk. As of September 30, 2004, part of the subsidiary's debt was denominated in foreign currencies, covered by asset positions for hedge transactions (swaps for CDI). Swap transactions were made to hedge the total debt in foreign currencies. Gains or losses on these transactions are recorded in the statement of operations. Up to September 30, 2004, these transactions generated a consolidated loss of R$22,478. The Company and its subsidiary recorded R$23,201 in current liabilities to recognize the temporary loss on these transactions.

The Company's and its subsidiary's net exposure to exchange rate risk, at book and market values, is as follows:

	Consolidated			
	September 30, 2004		June 30, 2004	
	Book value	Market value	Book value	Market value
Liabilities:				
Loans and financing	195,377	196,335	200,332	201,130
Trade accounts payable (i)	13,588	13,588	7,276	7,276
Foreign exchange swap - asset position	(208,975)	(209,871)	(207,681)	(208,473)
Net exposure (excess coverage)	(10)	52	(73)	(67)

(i) The trade accounts payable balance refers principally to liabilities with affiliated companies (R$13,535).

The valuation method applied for calculating the market value of loans, financing and hedge instruments (currency swap) was the discounted cash flow, considering expected settlement of liabilities and realization of assets at rates prevailing in the market on the balance sheet date.

b) Interest rate risk

This risk arises from the possibility that the Company and its subsidiary may incur losses due to interest rate fluctuations, internally and externally, which would affect financial expenses.

As of September 30, 2004, the Company had R$205,139 in loans and financing (R$214,613 as of June 30, 2004), of which R$195,377 in foreign currency at fixed interest rates (R$200,332 as of June 30, 2004) and R$9,762 in local currency at variable interest rates (CDI) (R$14,281 as of June 30, 2004). Although part of the debt had been contracted in foreign currency at fixed rates, the Company makes use of hedge operations in order to link these debts to the local currency at interest rates indexed to CDI, and therefore this portion of the loans and financing is also subject to impacts arising from CDI variation. On the other hand, the Company invests the excess cash (from temporary cash investments) of R$22,917 (R$14,548 as of June 30, 2004), primarily in short-term instruments subject to CDI variation, thus reducing this risk. The carrying amounts of these financial instruments approximate market values due to the short-term nature.

As of September 30, 2004, the Company had swap transactions (CDI versus fixed rates) to partially cover internal interest rate fluctuations. Hedged operations mature in January 2005 and amount to R$29,004.

c) Credit risk

The risk arises from the possibility that the subsidiary may incur losses due to the difficulty of collecting amounts billed to its customers. The credit risk on accounts receivable is dispersed. The subsidiary constantly monitors the level of accounts receivable and limits the default risks by interrupting the supply of services. Exceptions are made for services that must be maintained for security or national defense reasons.

As of September 30, 2004, approximately 27% of the subsidiary's total service receivables were represented by Telefónica Group related companies.

The Company is also subject to credit risks derived from its financial investments and receivable amounts of its "Swap" transactions. The Company acts in order to diversify this exposition among first-class financial institutions.

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

COMMENTS ON CONSOLIDATED PERFORMANCE

SEPTEMBER 2004

Telefônica Data Brasil Holding S.A. was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Unaudited Figures in Reais (Thousand)	**Sep/04**	**Sep/03**	**Variation**
Net operating revenues	438,846	390,533	*12.4%*
EBITDA[1/]	74,589	40,786	*82.9%*
EBITDA margin	17.0%	10.4%	*6.6 p.p.*
Operating loss	(21,593)	(47,714)	*-54.7%*
Loss before income tax, social contribution	(21,597)	(46,231)	*-53.3%*
Net loss	(15,488)	(31,302)	*-50.5%*
Shares outstanding	1,071	1,071	*0.0%*
EPS(000)	(0.01)	(0.03)	*-50.5%*

1/ Earnings before interest taxes, depreciation and amortization - EBITDA

Note: When applicable, and for comparison reasons, the statement of operations related to September 30, 2003 were reclassified.

Highlights

- The **EBITDA** grew 82.9%, rising from R$40.8 million in the 9M03 to R$74.6 million in the 9M04, increasing the EBITDA margin from 10.4% in the 9M03 to 17.0% in the 9M04, showing an improvement in the main indicators and metrics of the Company.

- **The Net Result** showed a positive evolution. During the 9M04, the loss was R$15.5 million, lower than the loss of R$31.3 million in the 9M03.

Operating Results Highlights

- **Net operating revenues** for the 9M04 reached R$438.8 million. When compared with the R$390.5 million of the 9M03, it results in an increase of R$48.3 million, or 12.4%.

- **Switched packaged data services** grew R$145.9 million, or 53.5%, when comparing the 9M04 with the 9M03, mainly because of the growth in the national services and in the Value Added Services.

- **SPEEDY Link / Switched IP data packages services** decreased R$141.9 million, or 97.6%, when comparing the 9M04 with the 9M03, mainly due to the SPEEDY Link and Switched IP access services, which were acquired by Telesp.

- **Commissions** are mainly related to the revenues of voice commission paid by Telesp. Comparing the revenues for the 9M04 with the ones for the 9M03, an increase of R$1.4 million, or 2.1% is shown. This increase was mainly due to the commissions for offering of new services such as Voice on Long D istance.

- **Other services**, which include the sale of equipment and software for clients' solutions, showed an increase of R$32.9 million, when comparing the 9M04 with the 9M03, m ainly due to outsourcing and consulting services.

- **Deductions (taxes):** decreased R$9.9 million, or 9.0%, when comparing the 9M04 with the 9M03. The reduction of the ICMS tax is due to the acquisition of SPEEDY LINK and Switched IP access services by Telesp. There was an increase in the PIS tax rate, rising from 0.65% to 1.65%, and the C ofins tax rate that increased from 3% to 7.6%.


EBITDA - Annual
R$ Million
Net Operating Revenue
EBITDA
Operating Loss
Loss Before Income Tax, Social Contribution
Net Loss
(100,000)
-
100,000
200,000
300,000
400,000
500,000
Until Sep/03
Until Sep/04

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses accumulated until September 2004, when compared to the same period of the previous year, grew R$14.5 million, or 4.1%.


Operating Expenses - Annual
R$ Million
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Other Operating Revenues (Expenses)
(25)
-
25
50
75
100
125
150
175
200
225
250
275
300
Until Sep/03
Until Sep/04

The changes are explained as follows:

- **Personnel Expenses** reached R$72.1 million in the 9M04, an increase of R$7.7 million, or 12.0% when compared to the 9M03. The average headcount in the 9M04 was 770 employees.

- **Outsourcing expenses** reached R$85 million, an increase of R$18.7 million when comparing the 9M04 with the 9M03. This increase was due to expenses in maintenance of productive plant and systems.

- **Rental expenses and others** in the 9M04 amounted R$200.1 million, a R$10.2 million reduction in comparison to the 9M03. This variation was caused by other expenses with infrastructure.

- **Taxes** fell R$2.5 million in the 9M04 when compared to the 9M03. This was due to the reduction in financial income and, as a consequence, decreases on taxes like Cofins and PIS on financial income.

- **Provisions for bad debt** represent 0.77% of the net operating revenues in the 9M04 compared to the 0.74% of the net operating revenues in the 9M03. The Company continues to develop efforts to keep this variable under control.

- **Depreciation** reached R$70.1 million in the 9M04, an increase of R$12.3 million, or 21.2% in comparison to the 9M03, mainly caused by the growth of the plant in service.

- **Net financial income / (expenses):** for the 9M04 presented an improvement in the results of R$4.6 million when compared to the 9M03, mainly as a result of the reduction of the interest paid on loans as a consequence of the reduction of the CDI rate. Since the indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate variation, the Company has signed hedging contracts with financial institutions in order to reduce the risk of the exchange rate variations.